SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)*
American Shared Hospital Services
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)

029595-10-5
(CUSIP Number)

Raymond C. Stachowiak American Shared Hospital Services Two Embarcadero Center, Suite 4100 San Francisco, California 94111 Tel. No.: (415) 788-5300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a Copy to:
Robert C. Shrosbree, Esq.
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243
Tel. No.: (313) 568-6641

May 4, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________

1.	Names of Reporting Persons. Raymond C. Stachowiak
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.
Source of Funds
  OO – Services provided by Reporting Person as Issuer’s Interim President and Chief Executive Officer between May 4, 2020 and October 1, 2020 and Chief Executive Officer since October 1, 2020.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,069,237
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,069,237
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,069,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 18.4%*
14.	Type of Reporting Person (See Instructions) IN

* Based on 5,800,811shares of Common Stock reported as outstanding by the Issuer as of April 9, 2021.

This Amendment No. 4 (“Amendment”) amends and supplements the Schedule 13D originally filed on June 17, 2014, as amended on October 28, 2014 and as further amended on February 16, 2016 and as further amended On May 21, 2019 (“Original Schedule 13D”), by Mr. Raymond C. Stachowiak (“Reporting Person”), relating to the common stock, no par value (“Common Stock”) of American Shared Hospital Services, a California corporation (“Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.
Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.
Item 2. Identity and Background.
    This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:
    (a) The name of the Reporting Person is Raymond C. Stachowiak.
    (b) The principal business address of the Reporting Person is Two Embarcadero Center, Suite 410, San Francisco, California 94111. The Reporting Person is a citizen of the United States.
    (c) The Reporting Person is Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. The Issuer’s principal executive offices are located at Two Embarcadero Center, Suite 410, San Francisco, California 94111.
    (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
This Amendment supplements Item 3 of the Original Schedule 13D by adding the following:
On May 4, 2020, the Reporting Person began serving as Interim President and Chief Executive Officer of the Issuer. The Reporting Person was granted 50,000 restricted stock units that vested on August 3, 2020. From August 3, 2020 until December 31, 2020, The Reporting Person received an award of 10,000 restricted stock units for each 30 days of service during such time, which vested in full at the end of each 30-day period. On January 27, 2021, the Reporting Person entered into a revised one-year employment letter with the Issuer, which among other things, granted the Reporting Person 60,000 restricted stock units on February 1, 2021 that will vest on June 30, 2021 (the “Outstanding RSUs”). Prior to May 4, 2020, the Reporting Person served as a director of the Issuer and in that capacity he received 1,500 common stock options on

December 30, 2014 that vested on December 29, 2019, 4,082 restricted stock units on January 1, 2019 that vested on December 31, 2019, 2,000 common stock options on June, 21, 2019, 500 restricted stock units on June 21, 2019 and 1,961 restricted stock units on January 2, 2020. Also, 4,000 stock options granted to him as a director were not exercised and expired.
All of the shares of Common Stock reporting herein were received by the Reporting Person in connection with his services as the Issuer’s Interim President and Chief Executive Officer and Chief Executive Officer or a director. To the extent the Reporting Person fails to meet any vesting requirements for the Outstanding RSUs, the shares of Common Stock subject to such failed vesting will be forfeited to the Issuer.
Item 4. Purpose of the Transactions.
    This Amendment supplements Item 4 of the Original Schedule 13D by adding the following:
    Before the Reporting Person became the Interim President and Chief Executive Officer and then Chief Executive Officer of the Issuer the securities acquired by the Reporting Person were primarily acquired by purchase with the Reporting Person’s personal funds. After the Reporting Person became the Interim President and Chief Executive Officer and then Chief Executive Officer the shares of Common Stock acquired and reported herein were acquired by the Reporting Person as partial compensation for serving as Interim President and Chief Executive Officer and Chief Executive Officer of the Issuer. The Reporting Person intends to review his investment in the Issuer from time to time and, depending on market conditions and other factors that the Reporting Person may deem material, the Reporting Person may make purchases or sales of the Common Stock in open market or private transactions, sell all or any portion of the Common Stock the Reporting Person has or subsequently acquires in open market or private transactions, or take other steps to increase or decrease his investment in the Issuer. The Reporting Person may be awarded restricted stock units or other equity awards or rights to acquire securities of the Issuer in connection with his continued service as the Chief Executive Officer of the Issuer.
    The Reporting Person is Chief Executive Officer and serves as a member of the Board of Directors of the Issuer. In such capacity, the Reporting Person may, from time to time, discuss or make plans or proposals to the Issuer’s management or other members of the Issuer’s Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:
(a)    The Reporting Person beneficially owns 1,069,237 shares of Common Stock, representing approximately 18.4% of the outstanding shares of Common Stock, including 60,000 shares that may be acquired by the Reporting Person within the next 60 days.
(b)    The Reporting Person has sole power to vote and to dispose of 1,069,237 shares of Common Stock.
(c)    Inapplicable
(d)    Inapplicable.
(e)    Inapplicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
This Amendment supplements Item 6 of the Original Schedule 13D by adding the following:
In connection with Reporting Person’s service as Chief Executive Officer of the Issuer, the Reporting Person and the Issuer are party to an employment letter (the “Employment Letter”) dated April 22, 2020 which provides for, among other things, the grant of restricted stock units.
The Employment Letter is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

99.1     Offer Letter dated April 22, 2020 between the American Shared Hospital Services and Raymond C. Stachowiak (Incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2020).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
June 14, 2021

/s/ RAYMOND C. STACHOWIAK
Raymond C. Stachowiak